SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

December 9, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUAHUI EDUCATION GROUP LIMITED Registration Statement on Form F-1 SEC File No. 333-235275

Ladies and Gentlemen,

On November 26, 2019, HUAHUI EDUCATION GROUP LIMITED (“Registrant”) filed a Registration Statement on Form F-1 with the Securities and Exchange Commission to register shares for resale.

If you have any questions relating to the Registration Statement, please contact either Celia Velletri or the undersigned at the above referenced telephone number or by email. Ms. Velletri’s email is cv@schueterintl.com, and my email is set forth above.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C:	HUAHUI EDUCATION GROUP LIMITED
Pan-China Singapore PAC